

August 7, 2025

Zhu Youyi
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central, Sheung Wan, Hong Kong

    Re: China Natural Resources, Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2024
          FIled May 15, 2025
          File No. 000-26046

Dear Zhu Youyi:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2024
Item 16F. Changes in Registrant's Certifying Accountant, page 78

1.   You disclose that a copy of EY's letter dated April 8, 2025, is attached as Exhibit 16.1. Please amend and file the former accountant's letter as an exhibit to your annual report.

Appendix A Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2.   Please amend to have your auditors revise the first paragraph of their report to include the consolidated statement of profit or loss when they identify each financial statement and schedule that has been audited, as required by PCAOB Auditing Standard (AS) 3101.08.b. Also revise the second paragraph to disclose that all these factors raise "substantial doubt" about the company's ability to continue as a going concern, as required by paragraph 18.a. of the Auditing Standard. You may also refer to PCAOB AS 2415.12 through 2415.13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation